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Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our ratio of earnings to fixed charges on a reported basis for the periods indicated. Earnings consists of income from continuing operations plus fixed charges. Fixed charges consist of interest expense.

	December 31,					Nine Months ended September 30,
	1999	2000	2001	2002	2003	2003	2004
RATIO OF EARNINGS TO FIXED CHARGES
Net income (loss) from continuing operations	$18,966	$(43,250)	$(15,588)	$(3,744)	$23,341	$16,475	$4,772
Interest expense	42,947	42,400	33,204	27,381	23,388	17,964	36,784

Net income (loss) before fixed charges	61,913	(850)	17,616	23,637	46,729	34,439	41,556

Interest expense	$42,947	$42,400	$33,204	$27,381	$23,388	$17,964	$36,784

Total fixed charges	$42,947	$42,400	$33,204	$27,381	$23,388	$17,964	$36,784

Earnings/Fixed charge coverage ratio	1.4x	*	*	*	2.0x	1.9x	1.1x

*
Our earnings were insufficient to cover fixed charges by $43,250, $15,588 and $3,744 in 2000, 2001 and 2002 respectively. In addition, our ratio of earnings to fixed charges has been revised to reflect the impact of the implementation of the Statement of Accounting Standard No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets."

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RATIO OF EARNINGS TO FIXED CHARGES